MISSION BREWERY, INC.

CROWDFUNDING STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "*Agreement*") is made as of the date set forth on the signature page hereto, by and between MISSION BREWERY, INC., a California corporation (the "*Company*"), and the purchaser listed on the signature page hereto (the "*Purchaser*").

WHEREAS, the Company desires to issue, and Purchaser desires to acquire, stock of the Company as herein described, on the terms and conditions hereinafter set forth; and

WHEREAS, the issuance of Common Stock hereby is intended to represent the exclusive grant of shares of the capital stock of the Company to Purchaser for cash provided by Purchaser.

NOW, THEREFORE, IT IS AGREED between the parties as follows:

1. **PURCHASE AND SALE OF STOCK.** Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to sell to Purchaser, that number of fully-paid, non-assessable shares of the Common Stock of the Company (the "*Stock*") at the price per share and for the aggregate purchase price all as listed on the signature page attached hereto, payable in cash.

The closing hereunder, including payment for and delivery of the Stock shall occur at the offices of the Company immediately following the execution of this Agreement, or at such other time and place as the parties may mutually agree.

2. **LIMITATIONS ON TRANSFER.** In addition to any other limitation on transfer created by applicable securities laws, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock except in compliance with the provisions herein and applicable securities laws. **Purchaser hereby further acknowledges that Purchaser may be required to hold the Stock purchased hereunder indefinitely. During the period of time during which the Purchaser holds the Stock, the value of the Stock may increase or decrease, and any risk associated with such Stock and such fluctuation in value shall be borne by the Purchaser.**

3. **RESTRICTIVE LEGENDS.** The Purchaser acknowledges that the Company is hereby authorized to issue uncertificated shares, and hereby waives the Purchaser's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares. To the extent the Company issues a stock certificate representing the Stock purchased pursuant to this Agreement, all certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

    (a)   "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY

NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

(b) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S) AS PROVIDED IN THE UNDERLYING STOCK PURCHASE AGREEMENT."

(c) Any legend required by appropriate blue sky officials.

4. **INVESTMENT REPRESENTATIONS.** In connection with the purchase of the Stock, Purchaser represents to the Company the following:

(a) Purchaser has full power and authority to enter into this Agreement, and such agreement constitutes Purchaser's valid and legally binding obligation, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws.

(b) This Agreement is made with Purchaser in reliance upon Purchaser's representation to the Company, which by Purchaser's execution of this Agreement, Purchaser hereby confirms, that the Stock to be received by Purchaser will be acquired for investment for Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Purchaser has no present intention of selling, granting any participation in or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Stock.

(c) Purchaser is an investor in securities of companies in the development stage and acknowledges that she is able to fend for herself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that she is capable of evaluating the merits and risks of the investment in the Stock.

(d) Purchaser understands that the Stock has not been registered under the Securities Act of 1933, as amended (the "*Act*") by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(e) **Purchaser further acknowledges and understands that the Stock must be held indefinitely unless the Stock is subsequently registered under the Act or an exemption from such registration is available.** Purchaser further acknowledges and understands that the Company is under no obligation to register the Stock. Purchaser understands that the certificate evidencing the Stock will be imprinted with a legend that prohibits the transfer of the Stock unless the Stock is registered or such registration is not required in the opinion of counsel for the Company.

(f) Purchaser is familiar with the provisions of Rule 144 under the Act, as in effect from time to time, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions.

(g) The Stock may be resold by Purchaser in certain limited circumstances subject to the provisions of Rule 144, which requires, among other things: (i) the availability of certain public information about the Company and (ii) the resale occurring following the required holding period under Rule 144 after the Purchaser has purchased, and made full payment of (within the meaning of Rule 144), the securities to be sold.

(h) Purchaser further understands that at the time Purchaser wishes to sell the Stock there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Company may not be satisfying the current public information requirements of Rule 144, and that, in such event, Purchaser would be precluded from selling the Stock under Rule 144 even if the minimum holding period requirement had been satisfied.

(i) Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Stock unless and until the transferee has agreed in writing for the benefit of the Company to be bound by the terms of this Agreement, and:

(i) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (y) if requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Act.

(iii) Notwithstanding the provisions of subsections (i)(i) and (i)(ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Purchaser to the estate of any Purchaser or the transfer by gift, will or intestate succession of Purchaser to her spouse or to the siblings, lineal descendants or ancestors of Purchaser or her spouse, if the transferee agrees in writing to be subject to the terms hereof to the same extent as if she or she were an original Purchaser hereunder.

5. **MARKET STAND-OFF AGREEMENT.** Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser, including the Stock (the "**_Restricted Securities_**"), for a period of time specified by the managing underwriters (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Act (the "*Lock Up Period*"). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Restricted Securities until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

6.   RIGHT OF FIRST REFUSAL. Subject to the terms and conditions in this Agreement, any transfer of the Stock by Purchaser must be pursuant to the following steps:

(a)   Sale Notice. Purchaser shall give written notice (the "*Sale Notice*") to the Company of her intention to transfer her Stock. The Sale Notice shall (i) identify the proposed transferee and the number of shares of the Stock to be transferred to such transferee, (ii) the price per share, and (iii) the terms of payment.

(b)   Company's Election to Purchase Stock. The Company shall have the option to purchase at the price and on the same terms and conditions specified in the Sale Notice all or less than all of the Stock referred to in the Sale Notice. Within thirty (30) days after delivery of the Sale Notice to the Company, the Company must give written notice to Purchaser regarding the number of shares of the Stock to be purchased by the Company (the "*Company Notice*").

(c)   Price and Terms of Purchase. If the Company elects to purchase any or all of the Stock set forth in the Sale Notice, the Company shall purchase such Stock at the price and on the same terms and conditions specified in the Sale Notice.

(d)   Waiver of Right of First Refusal. If the Company does not elect to purchase all of the Stock set forth in the Sale Notice, the number of shares of the Stock that the Company elected not to purchase (the "*Non-Purchased Stock*") may be transferred to the transferee identified in the Sale Notice on the terms and conditions specified in the Sale Notice. The transfer of the Non-Purchased Stock shall not be made after the (90th) day following the day on which the Sale Notice was given, nor shall any change in the terms and conditions of transfer be permitted without Purchaser first giving to the Company a new Sale Notice in compliance with the requirements of this Section 6.

(e)   Exempt Transfers. Notwithstanding the foregoing, the right of first refusal in this Section 6 shall not apply to any transfer of Stock to the ancestors, descendants or spouse or to trusts for the benefit of such persons or the Purchaser. Such transferred Stock shall remain "Stock" hereunder, and such pledgee, transferee or donee shall be subject to the terms and conditions of this Agreement.

(f)   Termination. The right of first refusal in this Section 6 shall terminate upon the earlier of (i) the first sale of Common Stock of the Company to the public effected pursuant to a registration statement under the Act filed with, and declared effective by, the SEC and (ii) the closing of the Company's sale of all or substantially all of its assets or the acquisition of the Company by another entity by means of merger or consolidation resulting in the exchange of the outstanding shares of the Company's capital stock for securities or consideration issued, or caused to be issued, by the acquiring entity or its subsidiary.

7. **PROXY.**

(a) If the Purchase Price for the Securities is less than $50,000, the Purchaser hereby appoints the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 7 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding the Securities. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Purchaser's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Purchaser pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Purchaser otherwise exist against the Proxy. The Purchaser shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Purchaser pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Purchaser or otherwise. The Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Purchaser and is final, binding and conclusive upon the Purchaser. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Purchaser. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Purchaser hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any securities held by the Purchaser into a special-purpose vehicle or other entity designed to aggregate the interests of holders of securities issued in this offering.

8.   REFUSAL TO TRANSFER. The Company shall not be required (a) to transfer on its books any shares of Stock of the Company which shall have been transferred in violation of any of the provisions set forth in this Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

9.   NO EMPLOYMENT OR CONSULTANT RIGHTS. This Agreement is not an employment contract or consulting contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Purchaser's employment or consulting arrangement with the Company, if applicable, for any reason at any time, with or without cause and with or without notice.

10.   MISCELLANEOUS.

(a)   **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party's address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

(b)   **Successors and Assigns.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Purchaser, Purchaser's successors, and assigns.

(c)   **Attorneys' Fees; Specific Performance.** In the event any legal action is brought to interpret or enforce any provision of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees together with costs and expenses, including appellate fees and costs, incurred pursuant to such action.

(d)   **Governing Law; Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company's principal place of business.

(e)   **Further Execution.** The parties agree to take all such further action(s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f)   **Independent Counsel.** Purchaser acknowledges that this Agreement has been prepared on behalf of the Company by Troutman Sanders LLP, counsel to the Company and that Troutman Sanders LLP does not represent, and is not acting on behalf of, Purchaser. Purchaser has been provided with an opportunity to consult with Purchaser's own counsel with respect to this Agreement.

(g)   **Entire Agreement; Release; Amendment.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral. Purchaser hereby releases the Company, its officers, directors and shareholders from any claims, both known and unknown, that Purchaser may have to additional shares of capital stock of the Company, or its predecessors or any other related entity, arising on or prior to the date of this Agreement. Purchaser further agrees with such entities not to pursue any action or lawsuit seeking additional shares of capital stock of the Company, or its predecessors or any other related entity, related to such claims. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by the Company and a majority in interest of the holders of Common Stock of the Company who purchased such Common Stock in this crowdfunding offering.

(h)   **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i)   **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

[REMAINDER OF PAGE LEFT BLANK – SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of   [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

MISSION BREWERY, INC.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):   **PURCHASER:**

Investor Signature

By: By:

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SIGNATURE PAGE
TO
CROWDFUNDING STOCK
PURCHASE AGREEMENT

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